                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)(1)


                            KAYNAR TECHNOLOGIES INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   486605108
           --------------------------------------------------------
                                 (CUSIP Number)

                             Edward D. Eddy, III, Esq.
                                 Sidley & Austin
                              555 West Fifth Street
                       Los Angeles, California 90013-1010
                                  (213) 896-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 December 26, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  9  Pages
                                        ---

CUSIP No. 486605108                            13D        Page  2  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     CFE, INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               5,206,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  5,206,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,206,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     56.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486605108                            13D        Page  3  of  9   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GENERAL ELECTRIC CAPITAL CORPORATION
     13-1500700
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NOT APPLICABLE
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEW YORK
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               DISCLAIMED (SEE 11 BELOW)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  DISCLAIMED (SEE 11 BELOW)
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL CORPORATION
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     NOT APPLICABLE (SEE 11 ABOVE)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486605108                            13D        Page  4  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GENERAL ELECTRIC CAPITAL SERVICES, INC.
     06-11095031
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NOT APPLICABLE
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               DISCLAIMED (SEE 11 BELOW)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  DISCLAIMED (SEE 11 BELOW)
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     NOT APPLICABLE (SEE 11 ABOVE)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486605108                            13D        Page  5  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GENERAL ELECTRIC COMPANY
     14-0089340
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NOT APPLICABLE
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEW YORK
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               DISCLAIMED (SEE 11 BELOW)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  DISCLAIMED (SEE 11 BELOW)
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC
     COMPANY.
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     NOT APPLICABLE (SEE 11 ABOVE)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  6  of  9  Pages
                                                               ---    ---

          This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D, dated June 26, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission (the "SEC") on behalf of CFE, Inc., a Delaware corporation ("CFE"), General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE" and, together with GECS, GECC and CFE, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), and Series C Convertible Preferred Stock, par value $.01
(the "Series C Preferred," and collectively with the Common Stock, the "Securities"), of Kaynar Technologies Inc., a Delaware corporation ("Kaynar").

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2(f) of the Statement is hereby amended to read in its entirety as follows:

          (f) To the knowledge of the Reporting Persons, all their respective officers and directors are U.S. citizens, except that (i) Paolo Fresco, a director of GE, is an Italian citizen, (ii) Claudio Gonzalez, a director of GE, is a Mexican citizen, (iii) Andrea Jung, a director of GE, is a Canadian citizen, (iv) G.S. Malm, an executive officer of GE, is a Swedish citizen, (v) Kaj Ahlmann, an executive officer and director of GECS, is a Danish citizen and
(vi) Nigel Andrews, an executive officer of GECS and GECC and a director of GECS and GECC, is a citizen of the United Kingdom.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Statement is hereby amended to add the following:

          On December 26, 1998, CFE and GECC entered into a Voting and Option Agreement (the "Voting Agreement") with The Fairchild Corporation, a Delaware corporation ("Fairchild"), and Dah Dah, Inc., a Delaware corporation and wholly owned subsidiary of Fairchild ("Purchaser"). A copy of the Voting Agreement is incorporated by reference as Exhibit 1 hereto; the description of the Voting Agreement here and in Item 6 is qualified in its entirety by reference to such Exhibit.

          Pursuant to the Voting Agreement, CFE agrees to vote (and GECC agrees to cause to be voted) all Securities beneficially owned by CFE in favor of the merger of Purchaser with and into Kaynar (the "Merger"), as contemplated by that certain Agreement and Plan of Reorganization, dated as of December 26, 1998, by and among Fairchild, Purchaser and Kaynar (the "Merger Agreement") and in favor of other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal or other agreements that would impede or prevent the Merger. The Merger Agreement is filed with the SEC as Exhibit 2.1 to Fairchild's Current Report on Form 8-K dated December 26, 1998.

                                                          Page  7  of  9  Pages
                                                               ---    ---


          The Voting Agreement also grants an option (the "Option") to Fairchild to purchase all, but not less than all, of the Securities owned by CFE at a price per share of $28.75 in cash. The Option becomes exercisable 60 days after the Merger Agreement is terminated and certain other conditions are met.

          Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

          Item 5(b) of the Statement is hereby amended to read in its entirety as follows:

          (b) CFE has the sole power to vote or direct the voting of Common Stock (including Common Stock issuable upon conversion of the Series C Preferred). As described in Item 4, CFE has agreed to vote in favor of the Merger and against any competing acquisition proposals or other agreements that would impede or prevent the Merger. In addition, CFE has agreed, subject to certain exceptions, not to transfer any of the Securities or convert any of the Series C Preferred without the prior written consent of Fairchild.

          Except as described in Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their executive officers or directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Securities which they may be deemed to beneficially own.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Item 6 of the Statement is hereby amended to add the following:

          The Voting Agreement requires CFE to vote for the Merger and against any competing proposal to acquire Kaynar or any action that would impede, frustrate prevent or nullify the Voting Agreement or result in any of the conditions to the Merger set forth in the Merger Agreement not being fulfilled. Moreover, the Voting Agreement contains agreements by CFE and GECC to certain restrictions on their ability to transfer Securities, to grant any proxy or enter into any voting agreement or otherwise restrict their ability to perform their obligations under the Voting Agreement.

          The Option granted pursuant to the Voting Agreement may be exercised, in whole but not in part, by Fairchild at any time on or after the date which is 60 days following a termination (with certain exceptions) of the Merger Agreement and the satisfaction of certain other conditions. Fairchild's right to exercise the Option terminates, with certain exceptions, on the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger

                                                          Page  8  of  9  Pages
                                                               ---    ---

Agreement pursuant to Section 7.1(g) thereof, (iii) the termination of the Merger Agreement by mutual consent of Kaynar and Fairchild, (iv) the termination of the Merger Agreement by Fairchild as a result of a material breach by Kaynar of its representations and warranties in Article II of the Merger Agreement and (v) August 31, 1999. It is a condition precedent to Fairchild's purchase of the Securities that Fairchild and Purchaser have complied with Section 3 of the Stockholders Agreement. The Stockholders Agreement is filed with the SEC as Exhibit 1 to the Reporting Persons' Statement on Schedule 13D, dated June 26, 1998.

          Item 7 of the Statement is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1: The Voting Agreement is incorporated into this Statement by reference to Exhibit 99.1 of Fairchild's Current Report on Form 8-K dated December 26, 1998.

          Exhibit 2: Joint Filing Agreement by and among GE, GECS, GECC and CFE dated June 26, 1998.

          Schedule I.    Directors and Executive Officers of CFE

          Schedule II.   Directors and Executive Officers of GECC

          Schedule III.  Directors and Executive Officers of GECS

          Schedule IV.   Directors and Executive Officers of GE

CUSIP No. 486605108                                       Page  9  of  9  Pages
          ---------                                            ---    ---

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1998

                                       CFE, INC.
                                        a Delaware corporation

                                       By:  /s/  Preston H. Abbott
                                          ----------------------------
                                            Preston H. Abbott
                                            Vice President & Secretary

                                       GENERAL ELECTRIC CAPITAL CORPORATION
                                        a New York corporation

                                       By:  CFE, INC.
                                             a Delaware corporation

                                            By:  /s/  Preston H. Abbott
                                               ----------------------------
                                                 Preston H. Abbott
                                                 Vice President & Secretary

                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                        a Delaware corporation

                                       By:  CFE, INC.
                                             a Delaware corporation

                                            By:  /s/  Preston H. Abbott
                                               ----------------------------
                                                 Preston H. Abbott
                                                 Vice President & Secretary

                                       GENERAL ELECTRIC COMPANY
                                        a New York corporation

                                       By:  CFE, INC.
                                             a Delaware corporation


                                            By:  /s/  Preston H. Abbott
                                               ----------------------------
                                                 Preston H. Abbott
                                                 Vice President & Secretary